As filed with the Securities and Exchange Commission on December 23, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Permal Hedge Strategies Fund I

(Name of Subject Company (issuer))

Permal Hedge Strategies Fund I

(Name of Filing Person (offeror))

Institutional Shares $0.00001 Par Value Per Share

(Title of Class of Securities)

714182201

(CUSIP Number of Class of Securities)

Service Shares $0.00001 Par Value Per Share

(Title of Class of Securities)

714182102

(CUSIP Number of Class of Securities)

ROBERT I. FRENKEL

SECRETARY

PERMAL HEDGE STRATEGIES FUND I

100 FIRST STAMFORD PLACE, 6TH FLOOR

STAMFORD, CONNECTICUT 06902

(203) 703-7046

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Sarah E. Cogan, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York, 10017

(212) 455-2000

CALCULATION OF FILING FEE

Class	Transaction Valuation	Amount of Filing Fee
Institutional Shares	$4,614,944(a)	$536.26(b)
Service Shares	$2,712(a)	$0.32(b)

(a)	Calculated as the aggregate maximum purchase price to be paid for Shares in the offers.
(b)	Calculated at $116.20 per $1,000,000 of the Transaction Valuation.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Introductory Statement

This Issuer Tender Offer Statement on Schedule TO relates to (i) an offer by Permal Hedge Strategies Fund I, a Maryland statutory trust (the “Fund”), to purchase up to $4,614,944 of the Fund’s Institutional Shares, par value $0.00001 per share (the “Institutional Shares”), or up to 25% of the Fund’s outstanding Institutional Shares as of the Fund’s October 31, 2014 net asset value, and (ii) an offer by the Fund to purchase up to $2,712 of the Fund’s Service Shares, par value $0.00001 per share (the “Service Shares”), or up to 25% of the Fund’s outstanding Service Shares as of the Fund’s October 31, 2014 net asset value, upon the terms and subject to the conditions contained in the Offers to Purchase dated December 23, 2014 and the related Notice of Intent to Tender which are filed as exhibits to this Schedule TO. The Institutional Shares and the Service Shares are collectively referred to as the “Shares”.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

The information in the Offers to Purchase and the related Notice of Intent to Tender is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

ITEM 1. SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offers to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) and (b) The information set forth in the Offers to Purchase under “Introduction” and under Section 9 (“Certain Information Concerning the Fund, the Investment Adviser and the Subadviser”) is incorporated herein by reference.

(c) The Shares are not currently traded on an established secondary trading market.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The Fund is the filing person. The information set forth in the Offers to Purchase under Section 9 (“Certain Information Concerning the Fund, the Investment Adviser and the Subadviser”) is incorporated herein by reference.

(b)-(d) Not applicable.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The following sections of the Offers to Purchase contain a description of the material terms of the transactions and are incorporated herein by reference:

•	“Summary Term Sheet”;

•	“Introduction”;

•	Section 1 (“Terms of the Offers; Termination Date”);

•	Section 2 (“Acceptance for Payment and Payment for Shares”);

•	Section 3 (“Procedure for Tendering Shares”);

•	Section 4 (“Rights of Withdrawal”);

•	Section 5 (“Source and Amount of Funds; Effect of the Offers”);

•	Section 7 (“Federal Income Tax Consequences of the Offers”);

•	Section 10 (“Interests of Trustees, Executive Officers and Associates; Transactions and Arrangements Concerning the Shares”); and

•	Section 12 (“Certain Conditions to the Offers”).

(a)(2) Not applicable.

(b) The information set forth in the Offers to Purchase under “Introduction” and under Section 10 (“Interests of Trustees, Executive Officers and Associates; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

(c)-(f) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) The information set forth in the Offers to Purchase under Section 6 (“Purpose of the Offers; Plans or Proposals of the Fund”) and Section 10 (“Interests of Trustees, Executive Officers and Associates; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (b) and (c) The information set forth in the Offers to Purchase under Section 6 (“Purpose of the Offers; Plans or Proposals of the Fund”) is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b) and (d) The information set forth in the Offers to Purchase under Section 5 (“Source and Amount of Funds; Effect of the Offer”) is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b) The information set forth in the Offers to Purchase under Section 10 (“Interests of Trustees, Executive Officers and Associates; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Not applicable.

(b) The information set forth in the Offer to Purchase under Section 13 (“Fees and Expenses”) is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a) The information set forth in the Offers to Purchase under Section 8 (“Selected Financial Information”) is incorporated herein by reference.

(b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)(1)-(5) Not applicable.

(b) The information set forth in the Offer to Purchase and the related Notice of Intent to Tender, copies of which are filed with Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

(c) Not applicable.

ITEM 12. EXHIBITS

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Offers to Purchase, dated December 23, 2014.

(a)(1)(ii)	Form of Notice of Intent to Tender.

(a)(1)(iii)	Form of Notice of Withdrawal of Tender.

(a)(1)(iv)	Letter to Shareholders.

(a)(1)(v)	Form of Promissory Note.

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	None.

(b)	None.

(d)	None.

(e)	None.

(g)	None.

(h)	None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERMAL HEDGE STRATEGIES FUND I

By:	/s/ Kenneth D. Fuller

Name:	Kenneth D. Fuller
Title:	Chairman, President and Chief Executive Officer

Dated: December 23, 2014

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Offers to Purchase, dated December 23, 2014.

(a)(1)(ii)	Form of Notice of Intent to Tender.

(a)(1)(iii)	Form of Notice of Withdrawal of Tender.

(a)(1)(iv)	Letter to Shareholders.

(a)(1)(v)	Form of Promissory Note.